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March 30, 2016

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yume, Inc.
Preliminary Proxy Statement on Schedule 14A
PREC14A filed on March 18, 2016 by VIEX GP, LLC, et al.
File No. 001-36039

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated March 24, 2016 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with VIEX Opportunities Fund, LP – Series One (“Series One”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.  Unless otherwise indicated, the page references below are to the marked version of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, which has been filed with the SEC on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

Letter to Stockholders

1.
Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

Series One acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 29, 2016

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2

2.
We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Given the ambiguous use of the term “furnish” in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a- 4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated and/or explicitly indicate that a definitive proxy statement will be mailed via U.S. mail.

Series One acknowledges the Staff’s comment and has revised the Proxy Statement to explicitly state that the Proxy Statement will be mailed to stockholders. Please see the first page of the cover letter and page 2 of the Proxy Statement.

Proposal No. 1, page 9

3.
We noticed the disclosure that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Series One acknowledges the Staff’s comment, and hereby confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, Series One will file an amended Proxy Statement that: (1) identifies the substitute nominees and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised Proxy Statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3, page 16

4.
Notwithstanding the disclosure that the proposal to declassify the Board is non-binding, please advise us what consideration was given to providing the information requested by Instructions 1 and 2 to Item 19 of Schedule 14A codified at Rule 14a-101. Alternatively, please supplement the existing disclosures given the impact the affirmative vote of the holders of a majority of shares present (in person and by proxy) may have on a future decision by the Board to adopt the proposed resolution.

Series One acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages 16 and 17 of the Proxy Statement.

Additional Participant Information, page 19

5.
Membership in a group as regulated under Section 13(d)(3), alone and without more, does not result in each group member becoming the beneficial owner of the shares owned in the aggregate by the other group members under Section 13(d). While the regulatory outcome expressed in the first paragraph, first sentence, on page 20 accurately describes how the group’s beneficial ownership would be attributed to its members under Section 16, the statement that the group determination is being made “for purposes of Section 13(d)(3)” suggests the regulatory outcome was ascribed to beneficial ownership under Section 13(d). Please revise to clarify. See Q&A 105.06 in our Compliance and Disclosure Interpretations publicly available at our website and accessible via this link: http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

Series One acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 20 of the Proxy Statement.

March 29, 2016

Incorporation by Reference, page 21

6.
We understand the reasons why the proxy statement does not include a time for the annual meeting. Advise us whether the participants intend to wait for the YUME to provide this and any other required information before the mailing of their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how the participants intend to update their disclosure or disseminate any supplemental proxy materials. We believe the participants may not rely upon Rule 14a-5(c) before YUME distributes the information to security holders.

Series One acknowledges the Staff’s comment.  The participants intend to wait for the Company to disclose the information left blank in the Proxy Statement prior to mailing.  In the event it becomes necessary to mail the Proxy Statement before the Company discloses this information, the participants intend to mail the Proxy Statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been made public by the Company.  The participants would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s stockholders.

Form of Proxy

7.
We note the disclosure that the “Proxy will be voted as directed...” Advise us, with a view toward revised disclosure, of any conditions that could arise which would result in the proxy not being so voted. Refer to Rule 14a-4(e).

Series One is not aware of any conditions that could arise which would result in the proxy not being voted as directed.  Accordingly, no specified conditions have been disclosed in the Proxy Statement.

*      *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

CC:	Steve Wolosky, Olshan Frome Wolosky LLP
Eric Singer, Viex Capital Advisors, LLC

March 29, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 30, 2016, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

March 29, 2016

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer, individually and as attorney-in-fact for Elias N. Nader